SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of January 7, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      [X]     Form 40-F      [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       [   ]     No      [X]

KLM OVERALL TRAFFIC INCREASED BY ONLY 6 PERCENT IN DECEMBER 2002
KLM REDUCES EARNINGS OUTLOOK FOR CURRENT FISCAL YEAR
KLM PRESS STATEMENT
KLM STRENGTHENS POSITION IN SOUTH AFRICA
SIGNATURES

KLM overall traffic increased by only 6 percent in December 2002
KLM reduces earnings outlook for current fiscal year

	December			April through December

	2002	2001	Growth (%)	2002	2001	Growth (%)

			(in millions)
Overall
Revenue Ton-Kms	831	783	6	7,680	7,510	2
Available Ton-Kms	1,114	1,042	7	9,749	9,846	(1)
Load Factor (%)	74.6	75.1		78.8	76.3
Passenger
Revenue Passenger-Kms	4,787	4,303	11	45,379	44,934	1
Available Seat-Kms	6,415	5,844	10	56,552	57,184	(1)
Passenger Load Factor (%)	74.6	73.6		80.2	78.6
Cargo
Revenue Cargo Ton-Kms	354	354	0	3,150	3,023	4
Available Cargo Ton-Kms	513	496	3	4,377	4,414	(1)
Cargo Load Factor (%)	68.9	71.3		72.0	68.5

Note:
- Based on preliminary numbers.
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall
In December, overall traffic increased by 6 percent, whereas capacity increased by 7 percent year-on-year. As a result overall load factor decreased by 0.5 percentage points to 74.6 percent.

Passenger Traffic
December passenger traffic increased by 11 percent year-on-year. As capacity was up 10 percent, passenger load factor increased to 74.6 percent, up 1 percentage point year-on-year. Compared to December 2000, passenger traffic increased by 1 percent.
On the North Atlantic, passenger traffic increased by 24 percent year-on-year. A capacity increase of 21 percent, which is partly the result of shifting back capacity restoring the balance in the joint venture with Northwest, resulted in a load factor increase of 1.7 percentage points to 78.6 percent. On the Asia Pacific routes, traffic increased by 8 percent year-on-year. As capacity increased by 5 percent, load factor increased by 2.1 percentage points to 74.2 percent.

Cargo Traffic
In December, cargo traffic was at the same level as last year. As capacity was 3 percent higher year-on-year, cargo load factor decreased to 68.9 percent, down 2.4 percentage points on last year. Compared to December 2000, cargo traffic decreased by 5 percent.
Traffic on the Asia Pacific routes was at the same level as last year, whereas traffic on the North Atlantic was 4 percent lower.

Revised outlook for Fiscal 2002/03
During the quarter ending in December, the industry has experienced adverse changes in the operating environment. The impact of deteriorating economic conditions as well as the geo-political instability in certain regions in the world, which also had its effect on oil prices, resulted in lower than expected traffic volumes and yields for the KLM Group during the third quarter of its fiscal year 2002/03.
As the operating environment in the fourth quarter of the current fiscal year (January through March 2003) will remain difficult, it is unlikely that a positive operating income (excluding any effects of the Alitalia arbitration award) for the fiscal year ending March 31, 2003 will be achievable.

Given these developments, the KLM Group has been reviewing its capacity and route network, in addition to other actions. As a first step, KLM decided in December to discontinue its Aberdeen – Stavanger service. KLM has also announced that it will temporarily suspend services to and from Abidjan, Ivory Coast as of February 3, 2002.

Publication Third Quarter Results
KLM Group will publish its Third Quarter Results on January 23, 2002, 08.00 hours CET (07.00 hours GMT).

Amstelveen, January 6, 2003

KLM PRESS STATEMENT

AMSTELVEEN, December 7, 2002 – The Supervisory Board and Board of Managing Directors of KLM today discussed the outcome of the arbitration between KLM and Alitalia, as released on Wednesday, December 4, 2002.

The Supervisory Board has obtained advice on the tribunal’s award and has reviewed the financial implications thereof. The Supervisory Board is disappointed about the outcome of arbitration but reiterates that the decision in April 2000 to terminate the Alliance Agreements with Alitalia was based on the right business considerations.

The KLM Supervisory Board sees no reason to attach consequences to the outcome of the arbitration and has unanimously expressed its confidence in the KLM Board of Managing Directors.

KLM STRENGTHENS POSITION IN SOUTH AFRICA
THROUGH CODESHARING WITH COMAIR

AMSTELVEEN, December 16, 2002 — KLM Royal Dutch Airlines will shortly expand its South African route network through cooperation with regional carrier Comair. Effective January 11, 2003, two new destinations, Durban and Port Elizabeth, will be added to the KLM route network through codesharing with Comair. Comair will also operate an additional codesharing service to KLM’s existing destination Cape Town.

The Comair flights, which are to be operated under the KL flight code, will connect seamlessly in Johannesburg with KLM services to and from Amsterdam. In its 2002/2003 winter schedule, KLM will operate 11 weekly roundtrips between Amsterdam and Johannesburg. Comair will offer connecting flights to and from Durban, Port Elizabeth. and, in addition to the seven weekly flights operated by KLM, also to Cape Town.

Members of KLM’s Flying Dutchman loyalty program will be able to earn and burn FD miles on the codesharing flights operated by Comair.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 7, 2003	By	/s/ R.A. Ruijter

Name: R.A. Ruijter Title: Managing Director & CFO

	By	/s/ H.E. Kuipéri

Name: H.E. Kuipéri Title: Senior Vice President & General Secretary